[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 8, 2007

VIA EDGAR

Matthew Benson, Esq.

Attorney Advisor

U.S. Securities and Exchange Commission

Office of Consumer Products

Division of Corporation Finance

Washington, D.C.  20549

Re:          Dollar General Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 6, 2007
File No. 1-11421

Dear Mr. Benson:

                On behalf of Dollar General Corporation (the “Company”), we have set forth below the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated May 2, 2007 to David A. Perdue.  The Company is currently filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”).  The Revised

 Proxy reflects the Company’s responses to the Staff’s comments as well as certain conforming and updating changes.

For ease of reference, we reproduce below the Staff’s comments from the May 2, 2007 letter in bold, and include under each comment the response of the Company.

The Merger, page 15

Background of the Merger, page 15

1.     Please expand your disclosure in this section to provide a more detailed account of the negotiations that resulted in a merger agreement with Kohlberg Kravis Roberts & Co.  In addition, please fully discuss why your board decided to enter into a merger agreement with KKR rather than pursuing other strategic alternatives, including the implementation of Project Alpha.

R:        In response to the Staff’s comment, the disclosure on page 17 of the Revised Proxy has been revised.

2.     We note disclosure on page 17 indicating that Lehman Brothers, Inc. provided views and advice on the financial aspects of the proposed transaction.  Please discuss whether Lehman Brothers provided the board with an opinion on the transaction and, if so, explain why the opinion has not been filed.

R:        Lehman Brothers did not provide an opinion on the transaction.

Litigation Related to the Merger, page 39

3.     We note your disclosure that the complaints allege that the process leading to the transaction was unfair.  Please specifically discuss the complaints and, to the extent possible, provide an update to the legal proceedings.  Please also discuss the basis for your belief that the lawsuits are without merit.

R:        In response to the Staff’s comment, the disclosure on page 40 of the Revised Proxy has been revised.

Representations and Warranties, page 44

4.     We note your disclosure that the representations and warranties contained in the merger agreement “have been made solely for the benefit of the other parties to the merger agreement and may be intended not as statements of fact....”  We further note your statement that “...you should not rely on the representations and warranties as statements of factual information.”  We note similar disclosure in your Form 8-K filed on March 12, 2007.  Please revise your disclosure to remove these statements.

R:        In response to the Staff’s comment, the disclosure on page 44 of the Revised Proxy has been revised.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

R:        The Company has authorized us to acknowledge the foregoing on its behalf.

*              *              *              *

                Please do not hesitate to call me at (212) 403-1378 or Lawrence S. Makow at (212) 403-1372 with any questions regarding the foregoing.

Very truly yours,

/s/ Benjamin M. Roth

Benjamin M. Roth

cc:           Susan S. Lanigan, Esq. (Dollar General Corporation)

                David J. Sorkin, Esq. (Simpson Thacher & Bartlett LLP)

                Marni J. Lerner, Esq. (Simpson Thacher & Bartlett LLP)